EXHIBIT B

Offer to Purchase

Gottex Multi-Asset Endowment Fund – I

OFFER TO PURCHASE UP TO $160,000 OF OUTSTANDING SHARES AT NET ASSET VALUE
DATED MAY 30, 2012

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, JUNE 26, 2012,
UNLESS THE OFFER IS EXTENDED

To the Shareholders of
Gottex Multi-Asset Endowment Fund – I:

Gottex Multi-Asset Endowment Fund – I, a closed-end, diversified, management investment company organized as a Delaware statutory trust (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $160,000 of shares of beneficial interest in the Fund ("Shares") or portions thereof pursuant to tenders by shareholders of the Fund ("Shareholders") at a price equal to their net asset value as of July 31, 2012 (the “Valuation Date”), if the Offer expires on June 26, 2012 (the "Expiration Date"). This Offer is being made to all Shareholders and is not conditioned on any minimum number of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability.

Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of tendered Shares will remain at risk until the Valuation Date, because of its investment pursuant to the Fund's investment program.

Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact JD Clark & Company (“JD Clark”) at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Mountain Time). Shareholders desiring to tender all or a portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4 below.

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IMPORTANT

None of the Fund, its investment adviser or its Board of Trustees makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions as to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

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Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to as to whether Shareholders should tender their Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the letter of transmittal. If given or made, any such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to JD Clark.

JD Clark & Company
803 W Michigan St.

Milwaukee, WI 53233

Attn: Tender Offer Administrator

Phone: (888) 946-8839

Fax: (816) 860-3140

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TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6

2.	Offer to Purchase and Price	6

3.	Amount of Tender	6

4.	Procedure for Tenders	7

5.	Withdrawal Rights	8

6.	Purchases and Payment	8

7.	Certain Conditions of the Offer	9

8.	Certain Information About the Fund	10

9.	Certain Federal Income Tax Consequences	11

10.	Miscellaneous	11

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SUMMARY TERM SHEET

•	As stated in the offering documents of Gottex Multi-Asset Endowment Fund – I (hereinafter "we" or the "Fund"), we will purchase your shares of beneficial interest ("Shares") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Shares (the "Offer") will remain open until 12:00 midnight, Eastern Time, on June 26, 2012 unless the Offer is extended (the "Expiration Date").

•	The net asset value of the Shares will be calculated for this purpose as of July 31, 2012 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund's audit for its fiscal year ending March 31, 2013, which the Fund expects to be completed by the end of May 2013 and the audited net asset value will be used to determine the final amount paid for tendered Shares.

•	You may tender all or a portion of your Shares defined as a specific dollar value or a portion of your Shares above the required minimum capital account balance. If you tender all or a portion of your Shares and we purchase those Shares, we will give you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Shares tendered (valued in accordance with the Fund's Amended and Restated Declaration of Trust (the "Declaration")), determined as of the Valuation Date.

•	If you tender all of your Shares, the Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the Declaration) equal to 95% of the unaudited net asset value of your Shares (the "Initial Payment") which will generally be paid to you up to one month after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after we have received at least 95% of the aggregate amount withdrawn from such portfolio funds.

•	The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Shares tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit.

•	If you tender a portion of your Shares, the Note will entitle you to a payment in cash/or marketable securities (valued in accordance with the Declaration) equal to 100% of the unaudited net asset value of the Shares which will generally be paid to you approximately one month after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after we have received at least 95% of the aggregate amount withdrawn from such portfolio funds.

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•	If you tender only a portion of your Shares you will be required to maintain a capital account balance equal to $50,000 (or $25,000, in the case of certain Shareholders, as set forth in the Fund's Prospectus), or such other amount as is determined by the Board of Trustees. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

•	If we accept the tender of all or a portion of your Shares, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or by borrowing if the Offer is extended (which we do not intend to do). Please refer to Item 7 below for a discussion of certain conditions of the offer.

•	Following this summary is a formal notice of our offer to repurchase your Shares. Our Offer remains open to you until 12:00 midnight, Eastern Time, on June 26, 2012, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Shares. You will also have the right to withdraw the tender of your Shares at any time after July 25, 2012, assuming your Shares have not yet been accepted for repurchase.

•	If you would like us to repurchase your Shares, you should (i) mail the Letter of Transmittal, enclosed with the Offer, to JD Clark & Company, Tender Offer Administrator, 803 W Michigan St., Milwaukee, WI 53233; or (ii) fax it to, Tender Offer Administrator at (816) 860-3140, so that it is received before 12:00 midnight, Eastern Time, on June 26, 2012.

•	If you would like to obtain the estimated net asset value of your Shares, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact, Tender Offer Administrator at JD Clark, at (888) 946-8839, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Mountain Time).

•	The Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on June 26, 2012, if certain conditions are met. Also realize that although the Offer expires on June 26, 2012, you will remain a Shareholder of the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of your tendered Shares will remain at risk until the Valuation Date, because of its investment pursuant to the Fund's investment program.

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1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of this Offer is to provide liquidity to Shareholders who hold Shares, as contemplated by and in accordance with the procedures set forth in the Fund's Prospectus dated February 28, 2012, as amended on March 16, 2012 (the "Prospectus"). The Prospectus, which was provided to each Shareholder in advance of subscribing for Shares, provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that Gottex Fund Management Ltd., the investment adviser of the Fund (the "Adviser"), expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders twelve times each year, effective as of the last day of each calendar month. The Fund has previously made three offers to purchase Shares from Shareholders. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board of Trustees has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Shares are made by new or existing Shareholders.

Shares that are tendered to the Fund in connection with this Offer will be retired. The Fund may accept subscriptions for Shares on the first day of each month, but is under no obligation to do so.

2. OFFER TO PURCHASE AND PRICE. Subject to the conditions of the Offer, the Fund will purchase up to $160,000 of Shares that are tendered by Shareholders and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern Time, on the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of Shares tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

As of May 1, 2012, the Fund had a total outstanding capital value of approximately $2.0 million. Shareholders may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the managers of the portfolio funds in which the Fund invests, until the expiration of the Offer, by contacting JD Clark at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Mountain Time).

3. AMOUNT OF TENDER. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares defined as a specific dollar value or the portion of their Shares above the required minimum capital account balance, as described below. A Shareholder that tenders for repurchase only a portion of its Shares will be required to maintain a capital account balance equal to $50,000 (or $25,000, in the case of certain Shareholders, as set forth in the Fund's Prospectus). If a Shareholder tenders an amount that would cause the Shareholder's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Shareholder so that the required minimum balance is maintained. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

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If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $160,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $160,000 of Shares are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may in its sole discretion: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase. In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4. PROCEDURE FOR TENDERS. Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to JD Clark & Company at 803 W Michigan St., Milwaukee, WI 53233, Attention: Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to JD Clark, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by JD Clark, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on the Expiration Date.

The Fund recommends that all documents be submitted to JD Clark via certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact JD Clark & Company at 803 W Michigan St., Milwaukee, WI 53233, Tender Offer Administrator or at the telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares including, but not limited to, the failure of JD Clark to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form (e.g., if the tender documents are not properly executed) or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Trustees shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

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5. WITHDRAWAL RIGHTS. Any Shareholder tendering Shares pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, at any time after July 25, 2012, assuming such Shareholder's Shares has not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by JD Clark & Company at 803 W Michigan St., Milwaukee, WI 53233, Tender Offer Administrator or the fax number set forth on page 2. A form to use to give notice of withdrawal of a tender is available by calling JD Clark at the telephone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 2 above, the purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Valuation Date.

If a Shareholder tenders all of its Shares, the Note will entitle the Shareholder to an initial payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 95% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the "Initial Payment"). Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

The Note will also entitle the Shareholder to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Shares tendered and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 31, 2013, over (b) the Initial Payment (the "Contingent Payment"). The Note will be delivered to the tendering Shareholder in the manner set forth below within ten calendar days after the acceptance of the Shareholder's Shares. The Contingent Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year. It is anticipated that the audit of the Fund's financial statements will be completed within 60 days after March 31, 2013.

If a Shareholder tenders a portion of its Shares, the Note will entitle the Shareholder to a payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 100% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). Payment pursuant to the Note will be made to the Shareholder approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

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Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Trustees determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Shareholders of the Fund.

The Note pursuant to which a tendering Shareholder will receive payment (the "Cash Payment") will be mailed directly to the tendering Shareholder. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed $160,000, (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above. Neither the Fund, nor the Board of Trustees, nor the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, UMB Bank, n.a., to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Shareholders or from the proceeds of the sale of securities and portfolio assets held by the Fund.

7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, and as may be required by the federal securities laws, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

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8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, diversified, management investment company. It is organized as a Delaware statutory trust. The principal office of the Fund is located at 28 State Street, 40th Floor, Boston, MA 02109, and the telephone number is (617) 532-0200. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Trustees, to fill any existing vacancy on the Board of Trustees or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to finance any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration or other actions that may impede the acquisition of control of the Fund by any person.

Based on May 1, 2012 estimated values, the following persons may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund: Gottex Fund Management Ltd. (approximately 5.3% of the outstanding Shares of the Fund) and William J. Landes (approximately 58.6% of the outstanding Shares of the Fund).

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To the Fund's knowledge, no executive officer, manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares of any other executive officer, manager or other affiliate of the Fund pursuant to the Offer.

There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any manager or any person controlling the Fund or the Adviser or any manager.

9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from whom Shares (held as capital assets) are purchased by the Fund may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder's adjusted tax basis in the Shares. Such gain or loss will be long-term or short-term, depending upon the Shareholder's holding period for the Shares. Generally, a Shareholder's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on a disposition of Shares held by the Shareholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the Shareholder (or amounts credited as undistributed capital gains) with respect to such Shares. However, in certain cases, amounts received by a Shareholder from the Fund may be treated as a "dividend" for income tax purposes. Shareholders should consult their tax advisors with respect to the tax consequences of a purchase of their Shares by the Fund pursuant to the Offer.

Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting JD Clark at the address and telephone numbers set forth on page 2 or from the SEC's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.

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